UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

AMERICAN RIVER BANKSHARES

(BANK OF MARIN BANCORP, as successor by merger to

AMERICAN RIVER BANKSHARES

(Exact name of registrant as specified in its charter)

California	0-31525	68-0352144
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Bank of Marin Bancorp

504 Redwood Boulevard, Suite 100

Novato, California 94947

(415) 763-4520

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value per share: None.*

*American River Bankshares (the “Registrant”) merged with and into Bank of Marin Bancorp on August 6, 2021, at which time the separate corporate existence of the Registrant ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank of Marin Bancorp, as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 16, 2021	BANK OF MARIN BANCORP, as successor by merger to American River Bankshares

By:	/s/	David A. Merck
David A. Merck
Vice President & Financial Reporting Manager
(Principal Accounting Officer)